Exhibit 4.3
Matching Program
2010 – 2012 Cycle
Rewarding the Sustainable Performance
March 2010

Important Notice: Participation in this program is completely optional, once all of the eligibility criteria are met and all conditions accepted by the employee. The purchase of shares is characterized as a risk investment, once it represents the investment of funds in variable income (i.e. publicly traded shares). Thus, while investing in shares, one is subject to several risks such as: capital market volatility, share liquidity and oscillation of their quotations in the stock exchange. These risks associated can result in earnings or losses.
The option of each Executive for the acquisition and, after certain period of time, after Vale share sale, as well as the profits (dividends, interests etc.) that are noticed by the Executive between the two events, may have tax consequences, especially the eventual incidence of income tax, if there is positive result in the sale of its shares. We clarify that tax legislation is dynamic, thus, being able to suffer interpretation changes or alterations. The Human Resources Centers shall provide generic and non-exhaustive information on the said tax consequences, and each Executive should be responsible for evaluating their specific individual condition, as well as consulting their own tax expert to make sure of the tax implications thereof.

Table of Contents

I.	Purpose	2

II.	Eligibility	3

III.	Matching	4

	a) Acquisition Criteria of Shares	4

	b) Acquisition of Shares	5

	c) Dividends and Interests	6

	d) Matching of Shares	6

	e) Special Conditions	7

IV.	Timetable	9

	a) Enrollment to the Program and Opening of Account	9

	b) Withholding of Funds from Payroll Payouts	10

	c) Acquisition of Shares	10

V.	Questions & Answers	11

VI.	Glossary	14

I. Purpose
The purpose of the Matching Program developed by Vale is to establish a reward mechanism for Vale Executives aiming at:
▪	Incentivizing “ownership”;

▪	Raising attraction and retention capacity of Executives by Vale;

▪	Reinforcing the sustainable performance culture.
General Comments
The following rules are exclusively valid for the 2010-2012 cycle, based on the performances of Vale Executives in 2009.
The 2010-2012 cycle starts on March 1st, 2010 and ends on February 28th, 2013.
The implementation of this reward does not oblige the Company to offer the Program in following years or in any other similar format, being reserved to Vale the prerogative of analyzing and deciding for the eventual implementation of like or similar rewards in the future.
Thus, the Executive’s participation in the 2010-2012 cycle shall not generate an expectation, as Vale is not obliged to implement the Matching Program in the years to come.

II. Eligibility
Executives who meet all of the following conditions are eligible to participate in the Matching Program:
1.	Having worked at Vale in 2009 filling one of the Executive positions: CEO (L7), Executive Director (L6), Director (L5), Department Director (L4), General Manager (L3), Manager (L2) or equivalent positions, according to the workforce level structure in effect at the Company – Given that there are different names for such positions in each company according to the local market, in case of doubt, please, prior to communication, confirm it with your Local Human Resources or Global Compensation Team. The reference for eligibility is the same executive’s position on December 2009.

2.	Be entitled to the short-term incentive (AIP-Annual Incentive Plan) award related to 2009 performance cycle;

3.	Be an active employee of Vale or a subsidiary, on the acquisition date of shares;

4.	Having been positioned in the Career and Succession matrix in the quadrants eligible to participate.

5.	Be in accordance with the automatic payroll withholding from their net short-term incentive (AIP) award payment.

III. Matching
The Executives eligible to participate in the Program may acquire Vale preferred shares, according to criteria defined below, and shall be entitled, at the end of three years, to a reward that matches (1:1) the same number of shares purchased initially by the Executive, provided that they are kept on the whole under property of the Executive during the period.
a) Acquisition Criteria of Shares
Participation in the program is completely optional and will be based on employees’ positions in the quadrants as per the Career & Succession matrix:
➢ L3 Level Positions and Above (new C&S model):
▪	The Executives identified on cluster 1 may invest 30% or 50% of the net amounts received due to the short-term incentive (AIP) award related to 2009, to acquire Vale shares;

▪	The Executives identified on cluster 2 may invest 30% of the net amounts received due to the short-term incentive (AIP) award related to 2009, to acquire Vale shares.

➢ L2 Level Positions (2008 C&S model with results reviewed in 2009):
▪	The Executives identified as “exceed expectations” may invest 30% or 50% of the net amounts received due to the short-term incentive (AIP) award related to 2009, to acquire Vale shares;

▪	The Executives identified as “meet expectations” may invest 30% of the net amounts received due to the short-term incentive (AIP) award related to 2009, to acquire Vale shares.
Although eligible to participate in the Program, the executives shall observe and comply rigorously with the established schedule, in order to be entitled to the Matching.
b) Acquisition of Shares
Vale is responsible for the definition and contracting of the brokerage firm that shall perform the opening of accounts, purchases and custody of shares and monitoring the balances of the executives until the end of the cycle. In addition to that, the Company shall also undertake, at the contracted brokerage firms, the expenses related to these provided services during the cycle.

▪ For the Executives receiving short-term incentive (AIP) in Brazil, a brokerage firm in Brazil will acquire the shares (VALE5) at BM&FBOVESPA and monitor the accounts.
▪ For the Executives receiving short-term incentive (AIP) outside Brazil, a brokerage firm in USA will acquire the ADRs (American Depositary Receipt) of Vale shares (RIOPR) at the New York Stock Exchange (NYSE) and monitor the accounts.
▪ For Executives under long-term international assignments or transferred to other countries, if the largest part of the AIP is paid in Brazil, the brokerage firm in Brazil will be used and if the larger AIP portion is received outside Brazil, the brokerage firm in USA will be used.
To purchase the shares and to be entitled to the Program, the Executive shall provide the documentation required to open the account to the brokerage firm, according to the established schedule contained in this document.
Once the account is opened and the funds received, the brokerage firm shall perform the acquisition of shares at market prices on February, 18th and/or 19th 2010 (without monetary adjustment).
c) Dividends and Interests
In case of statement of dividends and/or interests by Vale:
▪ The Executives that use a brokerage firm in Brazil will have theirs funds deposited in their bank account.

▪ The Executives that use a brokerage firm in USA may choose to deposit these amounts in the bank account of their choice or to use the funds for automatic reinvestment in new Vale shares.
However, Vale shares acquired with the amounts received as dividends and/or interests shall not be considered for the Matching and, consequently, shall not increase the shares balance to be contemplated by the Program in the end of the cycle.
d) Matching of Shares
During the cycle period, the Executives have the right to sell their shares in part or on the whole. While doing so, the Executive loses the right over the Matching reward receipt; being certain that any cost arising from such sale shall be borne by the Executive.

At the end of the cycle, that is, three years after the acquisition of shares, Vale shall check the Executives’ balances with the brokerage firms. Those who have not sold any of the acquired shares in the beginning of the cycle shall be eligible to the Matching reward receipt.
Example:
Executive eligible to have 30% or 50% of the net value of its short-term incentive (AIP).
Moment I (cycle starts)
▪	Net value received in February 2010 related to 2009 AIP = $100,000.00

▪	Percentage chosen by the Executive to purchase the shares = 50% = $ 50,000.00

▪	Hypothetic share price on the acquisition date = $25.00

▪	Number of acquired shares = 2,000
Moment II (cycle ends)
▪	Three years after the acquisition of shares, the brokerage firm informs Vale that the Executive did not sell any of the shares acquired in the beginning of the cycle. Thus, the Executive is eligible to the Matching.

▪	Number of shares acquired by the Executive and kept for three years = 2,000

▪	Number of Matching shares = 2,000

▪	Executive’s balance in the end of the Matching = equivalent to 4,000 shares (double of initial balance)
e) Special Conditions
I. The conditions below define what shall happen in case the Executive leaves the Company during the cycle:
▪	Resignation: The Executive shall not be eligible for the Matching reward. However, he/she may sell or keep the shares that were acquired with his/her funds. Administration costs of the fund, when applicable, will be the responsibility of the individual as of the resignation date.

▪	Dismissal by Vale (Termination): The Executive dismissed without just cause may sell or keep the shares acquired with its own funds and shall receive the proportional Matching reward value, considering the number of cycle months he/she worked in the Company. Administration costs of the fund, when applicable, will be the responsibility of the individual as of the termination date.
▪ Withdrawal due to death or retirement by permanent disability: The executive or their legal heirs may sell or keep the shares acquired with their own funds and shall receive the full Matching reward value. Administration costs of the fund, when applicable, will be the responsibility of the individual as of the resignation date.
For special conditions in which the Executive is eligible to receive a proportional or full Matching reward value, the cycle end date shall be the Executive’s termination date, and any payment related to Matching should be done by the time the rescission amount is paid. In these cases, the amount of Vale share to be considered for payment calculation, to be made in cash, shall be the average over the last 30 days closing share prices prior to the Executive’s withdrawal date.
II. For this cycle, the cases of those who have been recently hired, promoted or laterally shifted, the employee will be treated as follows:

#	Situations	Position in quadrant
1	Promoted to Manager (L2).	Eligible as “meet expectations”.
2	Promoted to General Manager (L3) or Department Director (L4).	Eligible in the quadrant of the cycle prior to the promotion.
3	New Executives (hired from market) of L2 and above.	Eligible as “meet expectations” (L2) or Solid Performer (L3 and above).
4	Lateral shifts of L2 and above.	Eligible in the quadrant of the cycle prior to the shift.
III. The Executive’s participation in the scenarios below shall be defined case-by-case by the Matching Management Committee:
▪ Those on sick leave, maternity leave, etc. for more than 15 days, being respected the leave criteria provided in labor and social security laws;
▪ Those on non-remunerated leave;
▪ Other situation not provided above.

IV. Timetable
In order to be eligible to participate in the Program, the executive shall observe the schedule below.
Summary:

Date	Event
Until February 1st, 2010	Deadline to send the form and documents to open the bank account in brokerage firm in Brazil
Until February 4th, 2010	Deadline to send the Matching Enrollment form
Until February 5th, 2010	Deadline to send the form and documents to open the bank account in brokerage firm in USA
AIP Payment	Payroll Deduction of Employees
February 18 th and/or 19th, 2010	Acquisition of Shares
     a) Enrollment to the Program and Opening of Account
The enrollment to the Program assumes the forwarding of the “Enrollment Form” (totally filled in and signed) and the documents necessary to open the account.
In the Enrollment Form, the Executive shall opt for the percentage applicable to its reward range.
If the Executive has participated in the last Matching cycle and already has an account for this purpose in the brokerage defined by Vale and if for this cycle he is still eligible to use the same brokerage, it will not be necessary to open a new account.
For those who do not meet the conditions described above, please refer to the documents in the attachment:
1.	Executives receiving short-term incentive (AIP) award in Brazil shall fill in the form of the brokerage firm in Brazil. Along with the completed form, the Executive shall send, to its Human Resources Representative, a copy of the following documents: ID card, CPF (Individual Taxpayer’s Roll) and proof of residence. Doubts related to the brokerage form and documentation can be sorted out through your local HR.

2.	Executives receiving short-term incentive (AIP) award outside Brazil (including those on international assignments) shall fill in and send (electronically) the scanned form. After sending the form, the Executive shall send, to its HR Center, the original form. Doubts related to the brokerage form and documentation can be sorted out through your local HR.
     b) Withholding of Funds from Payroll Payouts
After the enrollment by the Executive, funds based on the employee option will be withheld directly from the payroll on the date the AIP is paid.
The funds will be remitted by wire transfer directed by Vale, from the funds withheld as per the employees’ option.
     c) Acquisition of Shares
Acquisition date of shares: February 18th and/or 19th, 2010
On the determined date, the brokerage firms shall purchase, at market value, the shares related to the Executives’ investment. The number of shares shall be allocated to each participant proportionally to their investment by the average acquisition price of the whole shares.
As soon as the shares have been purchased, the Executives will receive from the brokerage a communication: share price of the purchase, shares balance, site address, login and password (for online consultation).

Questions & Answers
1. Who shall I contact to perform the purchase of shares and which documents shall be necessary to carry out this operation?
You shall contact your Local Human Resources Representative that is responsible for intermediating the opening of your account at the brokerage firm identified for your situation.
2. The percentage used for the purchase of shares shall be calculated on the net or gross amount of the short-term incentive (AIP) referent to 2009?
The percentage to be used by the Executive for the purchase of shares shall be calculated on the net amount of the short-term incentive (AIP) award referent to 2009.
3. If I am promoted before or after the purchase of shares, what shall happen?
The positions occupied on December 31st 2009 shall be used as a reference. Thus, promotions and admissions after such date shall not have an effect on the reward program.
4. Which are the starting and end dates of the Matching cycle?
The 2010-2012 cycle starts on March 1st, 2010 and ends on February 28th, 2013.
5. If I resign during the cycle, what shall my entitlement be?
If the Executive resigns from Vale willingly, he/she may sell or keep the shares that were acquired with its own funds, not being, consequently, eligible to the Matching reward thereof. However, he/she may incur in costs of the plan administration by the broker, if any.
6. If I am terminated during the cycle, what shall my entitlement be?
The Executive terminated without just cause may sell or keep the shares acquired with its own funds and shall receive the proportional Matching value, according to the Program rules and the number of cycle months he/she worked for the Company. However, he/she may incur in costs of the plan administration by the broker, if any.
7. Shall I receive the Matching in cash or shares?
Vale will determine the form of payment at the time of payout at its discretion. However, the total payment at the time the matching is due will be equivalent to the amount of shares initially purchased in the program.
8. Can I purchase more shares with the amount that I shall receive as dividends and/or interests?

It depends. Each brokerage has a different process, enabling purchase of preferred shares with the amount received as dividends or making a deposit in the specified bank account. However, these new shares shall not be considered for the Matching.
9. Can I acquire additional shares in the account opened for the Matching?
No. Only automatic investments made with amounts received as dividends and/or interests shall be performed. The Matching account shall be blocked for other share acquisitions.
10. In case of deployment/split of shares, how shall the Matching be calculated?
In case of share deployment/split of shares, the number of shares to be received shall also be adjusted in order to reflect the eventual deployment/bonus/split.
11. If the amount sent to the brokerage cannot buy a whole number of shares, what should happen?
For the Executives that acquire shares at BM&FBOVESPA, the brokerage in Brazil will purchase the biggest number of whole shares and the remaining funds shall be wired to the Executive’s bank account as informed in the opening account form.
For the Executives that acquire shares at NYSE, the brokerage in USA has a procedure that allows the purchase of a fractionary number of shares, therefore, no remaining funds will be returned.
Example:
a) Executive that has acquired shares at BM&FBOVESPA.
Funds remitted = $50,020.00
Hypothetical share price = $25.00
Number of shares purchased = 2,000
Remaining funds to be wired to the Executive’s bank account = $20.00
b) Executive that has acquired Vale ADRs at NYSE.
Funds remitted = $25,020.00
Hypothetical share price = $12.50
Number of shares purchased = 2,001.60

12. Can I participate in the plan if I do not opt for payroll deduction?
No. The participation in the plan implies that the employee agrees to have payroll deductions from their short-term incentive award. The objective of this requirement is to streamline the process and align all employees to the same process, minimizing errors in the wiring of the funds.
13. And if I sell all or part of the shares before the cycle ends?
This reward was designed with the purpose of promoting ownership and vision among Vale Executives. Thus, the Company expects from participants, a shareowner posture (that is, from that who shall have share ownership for a certain period for believing in the Company growth capacity) and not only a shareholder one (that is, that who temporarily owns the share, until it finds the adequate moment to sell it). For such reason, if you sell all or part of the shares acquired in the beginning of the cycle, you shall not receive any Matching reward amount, being certain that any costs arising from the share sale by the Executive or of custody shall be henceforth borne by the same.

VI. Glossary
Executives: Vale professionals who fill positions of CEO (L7), Executive Director (L6), Director (L5), Department Director (L4), General Manager (L3), Manager (L2) or equivalent, according to the effective organizational structure of the Company.
General Equivalence (non-exhaustive):
▪	(L4): Department Director, Superior Management Coordinator, Executive Project Leader

▪	(L3): General Manager, Executive Coordinator, Senior Project Leader

▪	(L2): Manager, Coordinator, Project Leader
Matching Cycle: The 2010-2012 cycle starts on March 1st, 2010 and ends on February 28th, 2013.
Brokerage Firm: Firm that shall perform the opening of the account, share custody and purchase and monitoring of the Executives’ balance.
Short-term incentive (AIP — Annual Incentive Plan): Company Program, from which its employees receive, according to the performance combination of the Company, of the Department and Individual, an amount as participation in the Company profits referent to the year considered as time interval for the performance evaluations.
Matching Management Committee: Committee composed of the Chief Financial Officer and the HR Executive Director and Corporate Services, responsible for the decision-making related to the Matching reward program in situations not covered in this document.
BM&FBOVESPA: São Paulo Stock Exchange (www.bovespa.com.br).
NYSE: New York Stock Exchange (www.nyse.com).
ADRs (American Depositary Receipt): They represent the ownership of shares from foreign companies negotiated in the US financial market. ADRs allow foreign investors residing in the US to purchase shares from foreign companies without remitting funds abroad. ADRs have their value determined by the US dollar; their dividends are paid through the same currency and can be negotiated as US companies shares.

Career and Succession Matrix: Tool used by Vale to classify its employees according to the evaluation of the latter regarding the performance and competences observed throughout one year.
Dividends: They are payments made by the companies to the owners of their shares. When a company obtains profits, these can be managed mainly by two manners: reinvested in the own company (also called retained earnings) or paid to the shareholders as dividends.
Interests: It is a remuneration system to the shareholder alternative to the payment of dividends. The difference lays on the tax effect of this measure, which is entitled to some deductibility for the company in the calculation of its income tax.